December 2, 2005

James O'Connor

Division of Investment Management

U.S. Securities and Exchange Commission

901 E Street NW

Washington, D.C.  20004

RE:            Evergreen Equity Trust, File Nos. 333-37453 and 811-08413

                  Post-Effective Amendment No. 88 to the Registration Statement on Form N-1A; and

(the “Registrant”)

For the Evergreen Large Cap Equity Fund (the “Fund”)

Dear Mr. O'Connor:

In response to your oral comments to the Registrants’ Form N-1A filings made on September 30, 2005, pursuant to Rule 485(a) for the Evergreen Large Cap Equity Fund, (accession no. 0000907244-05-000404), which you relayed to us in our telephone conversation on November 10, 2005, please note the following responses:

Comment:       You asked that we clarify why foreign investment risk is a risk factor of the Fund since it is domestic.

Response:       We have added the following disclosure to the section entitled “Other Fund Practices” in the Fund’s prospectus:

            “While not a principal investment strategy, Large Cap Equity Fund may invest up to 20% of its assets in foreign securities. Investments in foreign securities may subject the Fund, and therefore the value of the Fund’s shares, to Foreign Investment Risk. If a Fund invests in non-U.S. securities it could be exposed to certain unique risks of foreign investing. For example, political turmoil and economic instability in the countries in which a Fund invests could adversely affect the dividend yield of, the total return earned on and the value of your investment. In addition, if the value of any foreign currency in which a Fund's investments are denominated declines relative to the U.S. dollar, the dividend yield of, the total return earned on and the value of your investment in a Fund may decline as well. Certain foreign countries have less developed and less regulated securities markets and accounting systems than the United States. This may make it

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harder to get accurate information about a security or company, and increase the likelihood that an investment will not perform as well as expected.”

                        As a result of this addition, and since investing in foreign securities is not a principal investment strategy of the Fund, we have removed “Foreign Investment Risk” from both the “Overview of Fund Risks” and “Risk Factors” sections of the prospectus.

Comment:       You asked that we include two examples within the prospectus of how the performance fee is calculated in order to more clearly demonstrate the calculation used to determine the fee.

Response:       The suggested change has been made and examples of the calculation of the Fund’s performance fee have been added in tabular form to the section entitled “The Fund’s Investment Advisor” as follows:

                        Example A        I share performance is within 0.25% of the S&P 500

                        Example B        I share outperforms the S&P 500 by 0.39%

                        Example C        I share outperforms the S&P 500 by 0.79%

                        Example D        I share underperforms the S&P 500 by 0.39%

                        Example E        I share underperforms the S&P 500 by 0.79%

	Return before performance fee	S&P 500 Index Return	Performance Fee	Management Fee
A	10.00	9.75 – 10.25	0.00	0.30
B	10.39	10.00	0.07	0.37
C	10.79	10.00	0.15	0.45
D	9.61	10.00	-0.07	0.23
E	9.21	10.00	-0.15	0.15

Comment:       You asked that we clarify footnote #4 under the Annual Fund Operating Expenses table in the “Fees and Expenses” section of the prospectus.

Response:       The footnote has been amended to clarify the disclosure regarding the performance fee.

Comment:       You asked that we confirm that the following statement in the 2nd paragraph of the “Legal Proceedings” section of the prospectus is current:

                        “Evergreen is currently engaged in discussions with the staff of the SEC concerning its recommendation.”

Response:       We confirm that this information is current.

Comment:       You asked us to consider adding disclosure to our Class B share description in response to Item 7(b)(2) to the effect that Class B shares may not be suitable for an investor who is not anticipating a long-term investment.  Class B shares may pay higher fees on a short-term investment than Class A shares due to the Class B shares contingent deferred sales

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charge schedule combined with the higher Rule 12b-1 fees paid by Class B shares compared to Class A shares.

Response:       We have added the bold, italic disclosure shown below.

Class B

If you select Class B shares, you do not pay a front-end sales charge, so the entire amount of your purchase is invested in the Fund. However, you may pay a contingent deferred sales charge if you redeem your shares within six years. See "Calculating the Contingent Deferred Sales Charge for Class B and Class C Shares" for information on how the six- year holding period is calculated and how the contingent deferred sales charge is calculated at the time of redemption. In addition, your shares are subject to 12b-1 fees.

After eight years, Class B shares automatically convert to Class A shares.  Pay particular attention to the fees and expenses of Class B shares to ensure it is the appropriate share class for your investment needs.  If you are investing for the short-term, the combined contingent deferred sales charge and Rule 12b-1 fees may result in higher costs than if you had purchased Class A shares.

Comment:       You asked us to consider adding disclosure to our Class C share description in response to Item 7(b)(2) to the effect that Class C shares may pay higher fees and expenses on long term investments than Classes A or B due to the Rule 12b-1 shares that continue for the life of the account on Class C share investments.

Response:       We have added the bold, italic disclosure shown below.

Class C

If you select Class C shares, you do not pay a front-end sales charge but your shares are subject to 12b-1 fees. In addition, you may pay a contingent deferred sales charge if you redeem your shares within one year. See "Calculating the Contingent Deferred Sales Charge for Class B and Class C Shares" for information on how the one-year holding period is calculated and how the contingent deferred sales charge is calculated at the time of redemption. These shares do not convert to Class A shares, so the higher 12b-1 fees paid by Class C shares continue for the life of the account and may cost more over the life of the account than if you had paid a sales charge on Class A or Class B shares.

Comment:       You asked that we make clear in the “How To Buy Shares” table the fact that the Evergreen funds will not redeem accounts that fall below the minimum initial purchase amount because of a drop in value.

Response:            The requested change has been made and the following disclosure has been added:

                        “The Evergreen funds may redeem accounts that fall below the minimum initial purchase amount due to shareholder transactions.”

Comment:       You asked that we clearly define the term “accepted” as described in the statement below in the “How To Buy Shares” table:

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“Trades accepted after 4 p.m. Eastern time on market trading days will receive the next market trading day’s closing price.”

Response:       The requested change has been made and the following disclosure has been added:

                        “The Fund or your investment dealer must receive your purchase order no later than the close of regular business (normally 4:00pm EST) in order for your purchase to be effected at that day’s net asset value.”

Comment:       You asked that we confirm whether it is necessary or not to add the statement to the “Tax Consequences of Investing in the Fund” section of the prospectus that dividends received may be taxed at ordinary rates

Response:       The following disclosure has been added:

                        “Distributions paid from investment income that do not qualify for the 15% rate of tax will be taxed at the shareholder’s maximum marginal rate on ordinary income.”

Comment:       You asked that we confirm why we included the following paragraph regarding a fund-of-fund structure in the “Total Fund Operating Expenses” section of the prospectus:

                        “The expenses associated with investing in the Funds are generally higher than those for mutual funds that do not invest primarily in other mutual funds because shareholders of the Fund indirectly pay a portion of the expenses charged at the underlying fund level. However, the Fund is structured in the following ways to lessen the impact of expenses incurred at the underlying fund level: (i) the Funds do not pay any fees for asset allocation or advisory services; and (ii) the Funds invest substantially all of their assets in Institutional Class shares of the underlying funds, which are not subject to any sales charges or 12b-1 fees.”

Response:       This paragraph was inadvertently included in the prospectus and has since been removed.

Comment:       You asked that we clarify which footnotes apply to the table under the “Distribution Expenses Under Rule 12b-1” section of the Statement of Additional Information.

Response:       The table and corresponding footnotes read as follows:

Class	Current Maximum 12b-1 Fees Allowed Under the Plans
A	0.75%(a)
B	1.00%
C	1.00%
S	0.75%(b)
S1	0.75%(b)
Administrative	0.75%(c)
Institutional Service	0.75%(d)

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Investor	0.75%(e)
Participant	0.75%(f)
Reserve	0.75%(g)
Resource	1.00%(h)
R	1.00%(i)

Currently limited to 0.30% or less on Evergreen funds. Of this amount 0.25% is to be used exclusively as a service fee.  See the expense table in the prospectus of the Fund in which you are interested.

Currently limited to 0.60% or less on Evergreen money market funds. Of this amount 0.25% is to be used exclusively as a service fee.  See the expense table in the prospectus of the Fund in which you are interested.

Currently limited to 0.05% or less on Evergreen institutional money market funds. This amount is to be used exclusively as a service fee. See the expense table in the prospectus of the Fund in which you are interested.

Currently limited to 0.25% or less on Evergreen institutional money market funds or other Evergreen funds offering Institutional Service shares. This amount is to be used exclusively as a service fee. See the expense table in the prospectus of the Fund in which you are interested.

Currently limited to 0.10% or less on Evergreen institutional money market funds. This amount is to be used exclusively as a service fee. See the expense table in the prospectus of the Fund in which you are interested.

Currently limited to 0.50% or less on Evergreen institutional money market funds. Of this amount 0.25% is to be used exclusively as a service fee. See the expense table in the prospectus of the Fund in which you are interested.

Currently limited to 0.65% or less on Evergreen institutional money market funds. Of this amount 0.25% is to be used exclusively as a service fee. See the expense table in the prospectus of the Fund in which you are interested.

Currently limited to 0.80% or less on Evergreen institutional money market funds. Of this amount 0.25% is to be used exclusively as a service fee. See the expense table in the prospectus of the Fund in which you are interested.

Currently limited to 0.50% or less on Evergreen funds. Of this amount 0.25% is to be used exclusively as a service fee.  See the expense table in the prospectus of the Fund in which you are interested.

Comment:       You asked that we revise the “Investment Advisory Agreement” section of the Statement of Additional Information to include disclosure regarding Rule 12b(10).

Response:       In conjunction with the rule regarding “Disclosure Regarding Approval of Investment Advisory Contract by Directors of Investment Companies” (Release No. 33-8433, IC-

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26486) the following disclosure has been added to the Fund’s prospectus under the section entitled “The Fund’s Investment Advisor.”

                        “For a complete discussion regarding the considerations of the Fund’s Board of Trustees for approving the Fund’s investment advisory agreement, please see the Fund’s Annual Report for the fiscal year ended September 30, 2005.”

As required by the rule, the Fund’s Annual Report for the fiscal year ended September 30, 2005, and available to shareholders November 30, 2005, does include the complete disclosure relating to the approval of the Fund’s advisory agreement.

We filed an amended Form N-1A pursuant to Rule 485(b) for each Registrant on or about November 28, 2005.  Revisions made to the prospectus and/or statement of additional information were marked.

Please feel free to call me at 617-210-3682 with questions or comments.  Thank you.

                                                                                    Sincerely,

                                                                                    Maureen E. Towle, Esq.

                                                                                    Legal Department

                                                                                    Evergreen Investments